

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

Wayne M. Rancourt
Senior Vice President, Chief Financial Officer and Treasurer
Boise Cascade, L.L.C.
1111 West Jefferson Street, Suite 300
Boise, Idaho 83702-5389

> **Re:** **Boise Cascade, L.L.C.**
> **Registration Statement on Form S-1**
> **Filed November 15, 2012**
> **File No. 333-184964**

Dear Mr. Rancourt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please provide us with copies of any artwork or other graphics you intend to use in your prospectus.

2. We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.

3. We also note that you intend to provide several of your exhibits to your registration statement in your next amendment. Similar to our preceding comment, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

5. Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

6. Since you are anticipating the completion of multiple of transactions in connection with the IPO that will have a material impact on your future financial statements, please include pro forma financial statements prepared in accordance with Article 11 of Regulation S-X for the $225 million distribution to current owners, the issuance of $250 million senior subordinated notes, the repayment of $219.6 million of the senior subordinated notes, the change in corporate structure, the tax implications for the change corporate structure, and any other transaction expected to be completed in connection with the IPO. Please separately present the adjustments for the transactions that are not contingent upon the completion of the IPO from those adjustments from the IPO and those transactions that are contingent upon completion of the IPO. Please refer to Instruction 6 to Article 11-02 of Regulation S-X for guidance.

Prospectus Cover Page

7. Please remove the term "Joint Book-Running Managers" from the front cover of the prospectus, as this information is more appropriate for disclosure in the plan of distribution or the back cover page.

Prospectus Summary, page 1

8. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. As currently disclosed, the summary appears lengthy and repeats much of the information fully discussed in the business section. Consider and identify those aspects of the offering and your company that are most significant and highlight these points in plain, clear language and please revise accordingly. See Instruction to Item 503(a) to Regulation S-K.

9. Please clarify how many manufacturing facilities you have. We note your disclosure in some places that you have 18 manufacturing facilities and in other places 17 manufacturing facilities. Please revise accordingly.

10. Please disclose here that at September 30, 2012 and December 31, 2011, the receivables from a single customer accounted for approximately 15% and 14%, respectively, of total receivables and that one customer constituted 11% of sales during the LTM period. Further, elsewhere in the prospectus, please discuss in greater detail your dependence on one or a few major customers.

11. Please review the disclosure throughout this section and ensure that you identify the source(s) for the information you provide. Where such information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources please provide us with copies of these sources, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. Please also disclose in your filing the date of these sources, where such date has not been disclosed, and whether the information represents the most recently available data and, therefore, remains reliable. We note the following examples:

   - "Our Wood Products segment is the second largest manufacturer of EWP and plywood in North America…" pages 2 and 65

   - "We are one of the leading manufacturers in the North American wood products industry." pages 5 and 69

   - "We are the second largest producer of EWP and plywood in North America and we are the largest producer of plywood in the Western United States." page 69

   - "We are one of the largest national stocking wholesale distributors of building materials in the United States…" pages 3, 5, 66 and 69

   - "We operate the two largest EWP facilities in North America." pages 6 and 69

Our Company, page 1

12. Please revise your presentation of EBITDA for each period presented to disclose net income (loss) for the corresponding period with equal or greater prominence. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

Our Competitive Strengths, page 5

13. Please ensure that the information you include in your summary is balanced. To the extent that you continue to cite competitive strengths in your summary, please review

each one and revise as necessary to provide balancing information rather than simply a generalized listing of risk factors at the end of this section.

Risks Relating to our Business, page 15
We are subject to environmental regulation and environmental…, page 18

14. We note your disclosure on page 79 that OfficeMax may not have sufficient funds to fully satisfy its indemnification obligations to you for hazardous substance releases and other environmental violations. We also note your disclosure on page 79 that Boise Inc. may not have sufficient funds to discharge its obligations to you or to indemnify you from third-party claims arising out of any such failure. Please consider disclosing this information in your Risk Factors section.

Labor disruptions or increased labor costs could adversely affect our business, page 18

15. Please disclose any labor disruptions and associated costs that have occurred in the past so that investors can better understand the magnitude of this risk.

Should the markets for our products deteriorate or should we decide…, page 19

16. We note the second sentence merely recites the risk factor heading. Please revise.

We may be unable to attract and retain key management and other key employees, page 19

17. This risk factor appears to be generic and applicable to any company, industry or offering. Please provide more specificity as to the potential impact such events would have on your operations.

Market and Industry Data, page 29

18. We note your statement that indicates you have not independently verified the market and industry data from third-party sources. Please note that you are responsible for the entire content of the registration statement. Accordingly, please remove this disclaimer from your disclosure.

19. Please tell us supplementally whether any of the third party information was prepared for you or for use in this prospectus.

Selected Historical Consolidated Financial Data, page 36

20. Please consistently order numerical data presented in tabular and narrative format throughout your document. Please refer to SAB Topic 11:E for guidance.

Management's Discussion and Analysis of Financial Condition and Results of …, page 39

Overview, page 39

21. Please expand upon your Commodity Nature of Our Products section to state how and the degree to which each of the factors discussed impacted each period presented.

22. For each raw material that is a commodity and is material to materials, labor and other operating expenses, please disclose the spot price for the periods presented. Please refer to Item 303(a)(3)(iv) of Regulation S-K for guidance.

General Economic and Industry Conditions Affecting Demand, page 40

23. As an example of the advantages of your product line diversification, you reference the increase in repair and modeling over the past ten years. Please explain the significance of highlighting this particular multi-year period and how it will impact your business going forward.

Availability and Affordability of Raw Materials, page 41

24. We note your disclosure on pages 41 and 75 that foreign demand for log exports, particularly from China, increased costs in 2010 and 2011. Please disclose if you anticipate that the foreign demand will continue at the same level or increase.

25. We note your disclosure that in 2011, approximately 43% of your timber was supplied pursuant to a series of fiber supply agreements originally entered into with Forest Capital. Please disclose the term length for each of these agreements, how these agreements may be terminated, and other material terms of these agreements

26. Please consider including a risk factor describing risks that the company may face if the rights under the fiber supply agreements or any other raw material supply agreement were to expire or to be terminated. Please also clarify the degree of difficulty you may have in obtaining alternate sources of supply and identify all principal suppliers.

Operating Results, page 42

27. Please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, and raw material inflation pass-through attributed to the increase or decrease in sales, materials, labor and other operating expenses, and income (loss) from operations. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in the line items comprising income (loss) from continuing operations, as appropriate. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

28. Please provide a more comprehensive discussion and analysis of the material factors contributing to the material decrease in materials, labor and other operating expenses as a percentage of sales. This discussion and analysis should indicate the extent to which management believes this will be a continuing trend. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

29. We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosure on page 44 that the $23.6 million increase in selling and distribution costs was primarily due to increased compensation and benefit costs, including performance-based incentive costs, as well as higher transportation costs. Please tell us your consideration of quantifying each source that contributed to a material change pursuant to the requirements of the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Taxation, page 50

30. We note your disclosure that following your conversion to a corporation, your effective tax rate is expected to be higher than in historical periods based on U.S. federal and state income tax rates applicable to a corporation and because you will not be able to utilize the net operating losses incurred while you were a limited liability company. Please discuss in greater detail the tax consequences of the conversion of the company from a limited liability company into a corporation. Please quantify the tax rate increase and potential net operating losses that you will not be able to utilize as a result of the conversion.

Liquidity and Capital Resources, page 50

31. Please revise your disclosure to clarify that the $259.4 million of unused borrowing capacity is without violating any debt covenants.

Sources and Uses of Cash, page 51

32. Please expand your disclosure to include a discussion and analysis of your pension obligations in light of your disclosure on page 17 in which you note that you anticipate significant future funding obligations. We further note from BC Holdings fiscal year 2010 Form 10-K that your compensation and benefits obligation, which primarily consists of your pension obligation, increased by 63.8% during fiscal year 2011. Based on your disclosures in Note 11, it appears that the largest contributing factors are the actuarial losses for fiscal year 2011 and the minimal increase in the actual return on plan assets for fiscal year 2011. On page F-60, you note that the actuarial losses were due to

decreases in the discount rate assumptions. Please ensure your discussion and analysis provides investors with an understanding of the material factors impacting your pension obligations and how changes in those factors could impact your obligations in the future. Finally, please provide investors with a discussion about your intentions for funding your pension obligations. Please refer to your disclosures on page F-66.

Critical Accounting Estimates, page 59
Pensions, page 60

33. Please expand your disclosures for your asset return assumptions to explain why the actual rate of return on plan assets declined from 16% for fiscal year 2010 to 1% for fiscal year 2011.

Business, page 64
Wood Products, page 72

34. We note your presentation of segment sales, segment income (loss), segment depreciation and amortization, and segment EBIDTA on a consolidated basis for each of the five years ended December 31, 2011, the nine-months ended September 30, 2012 and September 30, 2011, and the twelve-months ended September 30, 2012. Please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented.

Competition, page 78

35. We note your disclosure that some of your competitors are larger than you are and have greater financial resources, which may afford those competitors greater purchasing power, increased financial flexibility and more capital resources for expansion and improvement. Please quantify the number of your competitors and identify your most significant ones by name, specifying which ones are local, regional and national competitors. Further, address this aspect of your competitive position when discussing the advantages you note in the business strategy and competitive strength sections.

Properties, page 81

36. Please disclose whether your lease agreements may be terminated earlier than the expiration dates. Please also disclose whether any of your leases will be up for renewal in the next 12 months. Please refer to Instruction 1 to Item 102 of Regulation S-K.

Use of Market Data to Determine Amount and Allocation of Compensation, page 92

37. Please disclose how you compare with the listed peer group companies in terms of assets, revenues, number of employees, corporate performance, and similar characteristics.

38. Please tell us whether Frederic Cook or its affiliates provided additional services to you in excess of $120,000 during your last completed fiscal year. See Item 407(e)(3)(iii)(A) of Regulation S-K.

39. Please describe the role executive officers have in determining or recommending the amount or form of executive and director compensation. See Item 407(e)(3)(ii) of Regulation S-K.

Summary Compensation Table, page 107

40. We note the total 2011 Other Compensation for John Sahlberg is listed as $35,786 on the Summary Compensation Table. However, in footnote 5 for the breakdown for each of the costs in the Other Compensation Column the sum of the total costs is actually $41,229 and not $35,786. Please reconcile any discrepancies.

Certain Relations and Related Party Transactions, page 123

41. We note your disclosure on page F-16 that transactions with Louisiana Timber Procurement Company, L.L.C. represented the only significant related-party activity recorded in your consolidated financial statements. If appropriate, please disclose any such related party transaction with Louisiana Timber Procurement Company, L.L.C. in the Certain Relations and Related Party Transactions section of your prospectus.

Corporate Opportunity, page 129

42. We note your disclosure that Messrs. Mencoff, Norton and Soueleles, who are officers or employees of Madison Dearborn, serve on your board of directors. We also note your disclosure that under the terms of your amended and restated certificate of incorporation Madison Dearborn and its representatives will not be required to offer any transaction opportunity of which they become aware to you and may take any such opportunity for themselves or offer it other companies in which they have an investment. Please tell us if Messrs. Carlie, McDougall, McGowan and Norton would be considered representatives of Madison Dearborn under your amended and restated certificate of incorporation, thus entitling them to take advantage of any such corporate opportunity of which they become aware.

43. Please disclose each director and executive ownership interest in Madison Dearborn or its affiliates.

Requirements for Amendments to our Amended and Restated Certificate …, page 131

44. Please provide a description of the Articles that may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of your outstanding shares of capital stock and disclose whether such supermajority

requirements will only exist if BC Holdings holds a certain percentage of the company's shares of common stock.

Lock-Up Agreements, page 133

45. Please describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by any of your executive officers, directors and certain of your stockholders before the lock-up period's expiration.

46. Please disclose how many shares are subject to the lock-up.

Index to Consolidated Financial Statements, page F-1

47. We note your statements that the L.L.C. will convert to a Delaware corporation prior to the effectiveness of the Form S-1, which will result in an equity restructuring. Please revise your disclosures throughout the filing to explain the mechanism you intend to use to complete this equity restructuring. Also, please tell us what consideration you have given to the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) to retroactively effect this change in your equity structure in the balance sheets and ASC 260-10-55-12 – 55-14 for the presentation of earnings per share, since the equity restructuring will occur prior to effectiveness of the Form S-1. Please note that if you revise your financial statements and your disclosures to give retroactive effect to the change in your equity structure, your auditors will need to revise their audit reports. If only "draft" reports can be presented due to a pending future event, your auditors should include a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditors' reports would need to be included in the filing prior to effectiveness. Refer to Rule 2-02 of Regulation S-X for guidance.

11. Pro Forma Information (unaudited), page F-31

48. Please revise your pro forma balance sheet presentation to reflect the distribution accrual without giving effect to the offering proceeds alongside the most recently presented historical balance sheet in the filing. Please remove all other adjustments in the pro forma presentation alongside the historical balance sheet. Please refer to SAB Topic 1:B.3 for guidance.

49. Please supplement your disclosure regarding the tax implications of changing your entity structure to that of a corporation to provide investors with a table presentation of the calculation of the tax provision for the change to a taxable entity for all periods presented in the Form S-1. This disclosure will allow investors to better understand the components that results in no additional taxes. This disclosure may be made in the footnotes to your financial statements or within MD&A.

Consolidated Statements of Income (Loss), page F-34

50. As you have reported losses, please revise the title of this financial statement to Statement of Operations for your annual and interim periods presented.

51. We note that you do not allocate depreciation and amortization to materials, labor and other operating expenses. Please revise your presentation on the face of this financial statement and throughout the filing to comply with SAB Topic 11:B.

52. Please revise your presentation to include basic and diluted per share information for each period presented in your annual and interim financial statements. Please refer to ASC 260-10-15-2 for guidance.

1. Nature of Operations and Basis of Presentation, page F-40

53. Please revise your disclosures regarding the sale of the Paper and Packaging & Newsprint assets to disclose the fair value of the cash and securities you received. Please also disclose the business purpose of distributing the securities received from the transaction to BC Holdings, and why BC Holdings transferred the proceeds from the subsequent sale of the securities to you. Finally, please disclose how you accounted for these transactions in your consolidated financial statements.

2. Summary of Significant Accounting Policies, page F-41
General

54. Please include your accounting policy for determining the functional currency of your foreign subsidiaries, for remeasuring transactions in foreign currencies, and for translation adjustments into the reporting currency. Please refer to ASC 830-10-45 and ASC 830-10-55 for guidance.

55. Please include your accounting policy for evaluating whether your leases meet the definition of operating leases or capital leases. Please refer to ASC 840-20 and ASC 840-30 for guidance.

56. Please provide disclosures regarding your subsequent events for your annual and interim financial statements. Please refer to ASC 855-10-50-1 – 50-3 for guidance.

Revenue Recognition, page F-41

57. Please expand your accounting policy to clarify why you recognize shipping and handling costs for the Wood Products segment are recognized in Materials, labor and other operating expenses, whereas shipping and handling costs for the Building Materials Distribution segment are recognized in Selling and distribution expenses.

Inventory Valuation, page F-44

58. Please separately present finished goods from work in process. Please refer to Article 5-02.6(a) of Regulation S-X for guidance.

Fair Value, page F-43

59. Please provide the disclosures required by ASC 820-10-50 for fair value measurements on a nonrecurring basis for all periods presented.

Property and Equipment, page F-44

60. Please breakout the buildings and improvements and machinery and equipment line items into smaller and more meaningful components, as the useful lives for these two line items are very broad. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, please separately discuss the types of assets that fall in each part of the range.

11. Retirement and Benefit Plans, page F-58

61. Please expand your disclosures for the multiemployer health and welfare plan to provide the disclosures required by ASC 715-80-50-11 for each period presented.

62. Please expand your disclosures on page F-66 to state the carrying value of the company-owned real property you contributed to the pension plans.

63. We note that you contributed $8.2 million in cash to the pension plans. Please disclose the portion that represents lease payments for the company-owned real property contributed to the pension plans.

16. Consolidating Guarantor and Nonguarantor Financial Information, page F-77

64. Please revise your disclosures regarding the guarantees of the guarantor subsidiaries to provide all of the disclosures required by Article 3-10(i)(8) of Regulation S-X. Please also clarify that the co-issuer subsidiary is 100% owned. Otherwise, please address the guidance in Article 3-10(i)(6) of Regulation S-X.

65. We note that you have not recognized any intercompany receivables and/or payables between the Parent and the guarantor and non-guarantor subsidiaries for any of the consolidating balance sheets presented. We further note that you have recognized cash flows due to (from) affiliates within the financing activities section of the consolidating statements of cash flows for each period presented. As such, please also provide us with disaggregated intercompany accounts that distinguish between equity investments, intercompany loans, and any intercompany receivables/payables generated by

transactions involving the transfer of goods and services for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for each balance sheet period presented. Please classify the intercompany accounts between current and long-term and explain to us how you determined the classifications. In the absence of any long-term intercompany loan agreements, any valid intercompany receivable and payable should be classified as current and not be aggregated with the non-current equity investment account. Please refer to Articles 3-10(i)(1), 4-08(k), 5-02.3, 5-02.19, and 10-01(a)(2) of Regulation S-X for guidance.

Exhibits, page E-1

66. We note your disclosure on pages 41 and 74 that in 2011, approximately 43% of your timber was supplied pursuant to a series of fiber supply agreements with Forest Capital, which were subsequently assumed by a group of purchasers. However, we were unable to locate these agreements in your Exhibits Index. Please file these and other material supply agreements or explain why the company has not considered them material agreements under Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director